UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission File Number 1-3526

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SOUTHERN COMPANY

EMPLOYEE SAVINGS PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE SOUTHERN COMPANY

30 Ivan Allen Jr. Boulevard, NW

Atlanta, Georgia 30308

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

Page

EXHIBITS	2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6–12
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006—	13
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	14
SIGNATURE	15

NOTE:      All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23.1	- Consent of Deloitte & Touche LLP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Southern Company Employee Savings Plan Committee and Participants

The Southern Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Southern Company Employee Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte& Touche LLP

June 28, 2007

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Participant-directed investments at fair value	$ 4,149,309,464	$ 3,549,526,896

Receivables:
Due from broker for securities sold	1,345,547	495,739
Accrued interest	248,431	22,958

Total receivables	1,593,978	518,697

Cash	4,010,087	1,240,754

NET ASSETS AVAILABLE FOR BENEFITS AT
FAIR VALUE	4,154,913,529	3,551,286,347

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
CONTRACTS	10,725,051	9,140,456

NET ASSETS AVAILABLE FOR BENEFITS	$ 4,165,638,580	$ 3,560,426,803
	===========	===========

See notes to financial statements.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Investment income:
Interest and dividends	$ 118,064,535	$ 109,457,832
Net appreciation in fair value of investments	284,583,984	122,084,225

Total investment income	402,648,519	231,542,057

Contributions:
Participants	136,610,854	128,092,366
Participant rollovers	3,682,773	1,581,634
Employer	62,035,613	58,425,540

Total contributions	202,329,240	188,099,540

Transfer from merged plan	313,324,267	-

Total additions	918,302,026	419,641,597

DEDUCTIONS:
Benefits paid to participants	(312,379,020)	(211,877,420)
Administrative expenses	(711,229)	(846,158)

Total deductions	(313,090,249)	(212,723,578)

NET INCREASE	605,211,777	206,918,019

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,560,426,803	3,353,508,784

End of year	$ 4,165,638,580	$ 3,560,426,803
	===========	===========

See notes to financial statements.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following description of The Southern Company Employee Savings Plan (the “Plan”) is provided for general information purposes only. Readers should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan administered by The Southern Company Employee Savings Plan Committee (the “Committee”), as designated in the Plan. The Plan covers substantially all employees and certain former employees and retirees of the following subsidiaries of The Southern Company (the “Company”): Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company (“Savannah Electric”), Southern Communications Services, Inc., Southern Company Energy Solutions, LLC, Southern Company Services, Inc. (“Plan Sponsor”), and Southern Nuclear Operating Company, Inc. (collectively, referred to as the “Employing Companies”). Savannah Electric merged into Georgia Power Company effective July 1, 2006, and ceased participating in the Plan as a subsidiary as of that date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

Plan Administration — The trustee and recordkeeper of the Plan are Merrill Lynch Bank & Trust Co., FSB (the “Trustee”) and Merrill Lynch, Pierce, Fenner & Smith, Inc., respectively.

Participation — Employees meeting certain criteria, as defined, may elect to participate in the Plan immediately after the employee’s first day of employment.

Effective December 20, 2006, The Southern Company Employee Stock Ownership Plan (the “ESOP”) was merged into the Plan, and assets totaling $313,324,267 were transferred to the Plan. Employees who participated in the ESOP who did not participate in the Plan prior to the merger became participants through the transfer of assets. These participants are not required to contribute to the Plan unless they elect to do so.

Contributions — Participants may elect to contribute total before-tax and after-tax contributions of up to 25% of eligible compensation, as defined by the Plan (after-tax contributions could not exceed 6% for highly compensated employees prior to a Plan amendment effective October 19, 2005). Participants may change the percentage of their contributions at any time.

The Employing Companies’ contributions (“Employer Matching Contributions”) are discretionary and determined by the Board of Directors of the Plan Sponsor on an annual basis. For the period from January 1, 2006 through October 31, 2006, and for the year ended December 31, 2005, the Employing Companies contributed, on behalf of the participants, an amount equal to 75% of each participant’s contribution, up to 6% of eligible compensation. Effective November 1, 2006, the Board of Directors increased the Employer Matching Contributions to an amount equal to 85% of each participant’s contribution, up to 6% of eligible compensation for the remainder of 2006 and the 2007 Plan year. The Board of Directors reserves the right to discontinue or change the Employer Matching Contributions at any time; however, they have not expressed any intent to make any further changes at the present time.

Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or eligible individual retirement accounts.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer Matching Contributions, and an allocation of Plan earnings based on the participant’s investment elections, and charged with any withdrawals and allocations of Plan losses based on the participant’s investment elections and certain administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options — Participants’ contributions may be invested in 1% increments into any of the investment options offered by the Plan. Participants may direct the investment of shares of Company stock transferred into the Plan in connection with the merger of the ESOP into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities, mutual funds, and fixed income instruments. Participants may change their investment options at any time, with the following exception:

Participants may have had Mirant Corporation common stock in their Plan accounts until June 30, 2006, as a result of the Company’s spin-off of Mirant Corporation in April 2001. In that spin-off, participants with the Company’s common stock in their accounts received a dividend in the form of Mirant Corporation common stock. This investment was held in the Mirant Corporation Stock Fund.

Participants who received Mirant Corporation common stock in the spin-off were given a five-year period ending June 30, 2006, to liquidate their holdings in the Mirant Corporation Stock Fund and reinvest the proceeds in one of the investment options permitted under the Plan. The Plan never permitted additional investments into the Mirant Corporation Stock Fund beyond the shares that participants received as a dividend in the spin-off. No such restriction exists for purchases made through the participant-directed brokerage option. The spin-off did not impact the number of the Company’s shares held in the participants’ accounts.

In July 2003, Mirant Corporation declared bankruptcy. Mirant Corporation subsequently emerged from bankruptcy on January 3, 2006. Pursuant to Mirant Corporation’s plan of reorganization, the Plan was amended effective January 11, 2006, to accommodate the cancellation of Mirant Corporation common stock and its replacement with newly issued New Mirant Stock and New Mirant Warrants.

The Mirant Corporation Stock Fund was replaced with the New Mirant Stock Fund. The New Mirant Stock Fund only included the shares received as a dividend in the spin-off converted into the new replacement shares and warrants. No additional investment into Mirant Corporation was allowed as a result of the reorganization, except as provided through the participant-directed brokerage option.

As required by the Plan, participants liquidated the New Mirant Stock Fund on or before June 30, 2006, by directing their respective investments in New Mirant Stock and New Mirant Warrants into other investment options provided by the Plan. For participants who failed to take action to liquidate their investment in the New Mirant Stock Fund, the Trustee was instructed to take such action. The proceeds were invested in the Retirement Preservation Trust (formerly the Merrill Lynch Retirement Preservation Trust) investment option pending further direction from the participant.

Vesting — Participants are immediately vested in their accounts.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates as determined by the Committee. Generally, principal and interest are paid ratably through payroll deductions. Participants may also repay an outstanding loan in full at any time.

Payment of Benefits — Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s account or annual installments over a period of up to 20 years. On termination of service due to death or disability, or for other reasons, a participant or beneficiary may receive the value of his or her account as a lump-sum distribution.

Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of the Company’s common stock credited to the participant’s account as of the record date of the dividend. The dividends payable on the shares of the Company’s common stock credited to the account of a participant who does not elect to receive a cash distribution are reinvested in the participant’s account in shares of the Company’s common stock. Payments of the cash distributions for dividends payable are made as soon as administratively practicable after the payable date of the dividend but no later than 90 days after the end of the Plan year which includes such payable date. A participant’s election to receive cash distributions of dividends payable on the Company’s common stock is revoked automatically upon his or her death.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments including common collective trust funds and common and preferred stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Quoted market prices are used to value all readily marketable securities. Shares of common collective trust funds are reported at the net asset value of shares held by the Plan at year-end, as determined by the Trustee. The net asset value of shares in common collective trust funds is determined by the issuer based on the fair market value of the underlying assets. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer, Merrill Lynch, to contract value. Participant loans are valued at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan offers a stable value investment option, the Retirement Preservation Trust (formerly Merrill Lynch Retirement Preservation Trust), to participants. This fund may invest in guaranteed investment contracts ("GIC"), separate acount GICs and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund plus earnings less participant withdrawals.

Adoption of New Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position (the “FSP”), AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans. As required by the FSP, the statements of net assets available for benefits presents the Retirement Preservation Trust holding these investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits as of December 31, 2005.

Administrative and Investment Management Fees — Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds are charged to the various investment funds. Commissions on individual securities traded through the participant-directed brokerage option are charged to the participant making the trade.

In addition, investment management fees for all funds, except Company stock and new Mirant stock, are charged to Plan assets. For participant contributions prior to November 1, 2006, investment management fees for the Retirement Preservation Trust, Merrill Lynch Equity Index Trust Tier III, and Merrill Lynch Aggregate Bond Index Trust were paid by the Company.

Certain reasonable Plan administration expenses approved in accordance with Plan requirements may be paid from Plan assets.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $4,010,087 as of December 31, 2006. There were no benefits payable as of December 31, 2005.

3.	INVESTMENTS

The Plan’s investments, at fair value, that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

2006		2005
Number of	Fair	Number of	Fair
Shares/Units	Value	Shares/Units	Value

Southern Company
common stock	62,125,293	$ 2,289,938,300	55,458,832	$ 1,914,993,454
Merrill Lynch Small Cap
Index Plus Trust	12,538,881	253,786,941	12,348,140	218,438,597
Merrill Lynch Equity
Index Trust Tier III	*	*	5,018,662	485,957,084
Merrill Lynch Equity
Index Trust Tier I	5,818,108	625,213,853	-	-
Retirement Preservation
Trust (formerly Merrill
Lynch Retirement
Preservation Trust)	575,408,967	564,683,917	510,864,976	510,864,976

* No longer an investment option of the Plan.

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Common stocks	$ 133,737,849	$ 68,611,479
Preferred stocks	695	14,500
Merrill Lynch Equity Index Trust Tier I	58,853,465	26,237,348
Merrill Lynch Small Cap Index Plus Trust	21,755,537	14,414,301
Merrill Lynch Intl. Index Plus Trust	57,332,622	10,570,184
Merrill Lynch Aggregate Bond Index Trust	12,975,834	1,719,206
Other	(72,018)	517,207

Total	$ 284,583,984	$ 122,084,225
	==========	==========

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common collective trust funds managed by Merrill Lynch Investment Managers. Merrill Lynch Bank & Trust Co., FSB is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 62,125,293 and 55,458,832 shares, respectively, of common stock of the Company, the sponsoring employer, at a fair value of $2,289,938,300 and $1,914,993,454, respectively, with a cost basis of $1,283,052,259 and $1,119,703,812, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded related dividend income of $85,647,556 and $80,740,524, respectively.

In 2002, the Plan erroneously disbursed to an incorrect beneficiary $90,782. The Plan incurred legal fees related to the recovery of the above-referenced erroneously-paid benefits. In August 2005, the Plan reimbursed the Plan Sponsor for certain legal fees relating to the above matter in the amount of $22,095 from the Plan’s trust as permitted under the terms of the Plan. In 2004, the Plan Sponsor, and not the Plan, made payment of the benefits owed under the terms of the Plan to the correct beneficiary in order to resolve the rightful beneficiary’s claim for benefits. Legal fees incurred on and after January 1, 2005, to recover erroneously paid benefits have not and will not be paid from the Plan’s trust. The Plan Sponsor reimbursed the Plan’s trust $22,095 with interest. While the Plan Sponsor does not believe this represented a prohibited transaction, in the interest of full disclosure, a Form 5330 was filed with the Internal Revenue Service.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants are 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 31, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan Sponsor and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The net assets available for benefits of the Plan at December 31, 2006, include $4,010,087 for participants who had requested distributions from their accounts but had not yet been paid at year-end. These amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries in the Form 5500 for the Plan for the year ended December 31, 2006. There were no benefits payable as of December 31, 2005.

The net assets available for benefits of the Plan include a stable value investment option recorded at contract value. Investments in the Form 5500 as of December 31, 2006, reflect an adjustment of $10,725,051 to record the stable value investment option at fair value. Income in the Form 5500 for the year ended December 31, 2006, was decreased by $10,725,051 to adjust the investment to fair value.

Reconciliations of net assets available for benefits, benefits payable to participants, benefits paid to participants, and total income per the financial statements to the Form 5500 as of December 31, 2006, and for the year ended December 31, 2006, are as follows:

Net assets available for benefits per the financial statements	$ 4,165,638,580
Adjustment from contract value to fair value for fully benefit-responsive contracts	(10,725,051)
Benefits payable to participants	(4,010,087)
Net assets available for benefits per Form 5500	$ 4,150,903,442
Benefits paid to participants per the
financial statements	$ 312,379,020
Benefits payable to participants:
Beginning of year	-
End of year	4,010,087
Benefits paid to participants per Form 5500	$ 316,389,107
Total additions per the financial statements	$ 918,302,026
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(10,725,051)
Total (including transfers of assets) per the Form 5500	$ 907,576,975

******

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

*	The Southern Company	Common stock, 62,125,293 shares	**	$ 2,289,938,300
*	Merrill Lynch Equity Index Trust Tier I	Common collective trust, 5,818,108 shares	**	625,213,853
*	Retirement Preservation Trust	Common collective trust, 575,408,967 shares	**	564,683,917
*	Merrill Lynch Small Cap Index Plus Trust	Common collective trust, 12,538,881 shares	**	253,786,941
*	Merrill Lynch Intl. Index Plus Trust	Common collective trust, 6,440,927 shares	**	152,263,513
*	Merrill Lynch Aggregate Bond Index Trust	Common collective trust, 7,849,312 shares	**	92,464,890
*	Participants	Loans to participants, with interest rates ranging from 4.0% to 10%, maturing January 5, 2007 to December 31, 2021	**	81,044,481
	Various	Self-directed accounts	**	89,913,569

	Total investments			$ 4,149,309,464

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

/s/Robert A. Bell
Robert A. Bell, Chairperson
The Southern Company Employee
Savings Plan Committee

June 29, 2007